UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20170072

February 1, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

Dear Mr. Dunn:

This is in response to your letter dated January 12, 2017 concerning the shareholder proposal submitted to JPMorgan Chase by the Seattle City Employees' Retirement System. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

February 1, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

The proposal relates to a report.

There appears to be some basis for your view that JPMorgan Chase may exclude Seattle City Employees' Retirement System as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of JPMorgan Chase's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits Seattle City Employees' Retirement System as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

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20006-1888

TELEPHONE: 202.887.1500
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Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Seattle City Employees' Retirement System

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the Seattle City Employees' Retirement System (the "***Proponent***") as a co-sponsor of a proposal regarding disclosure of proxy voting policies and practices (the "***Proposal***") that was submitted for inclusion in the Company's proxy materials (the "***2017 Proxy Materials***") for its 2017 Annual Meeting of Shareholders (the "***2017 Annual Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter to the Staff no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011) ("***SLB 14F***"), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the Proponent's representative, Timothy Smith of Walden Asset Management, at tsmith@bostontrust.com.

I. PROCEDURAL HISTORY

December 6, 2016	The Proponent's Proposal, dated November 18, 2016, is received by the Company via email. *See* Exhibit A.
December 20, 2016	The Company notifies the Proponent via email of the requirements of Rule 14a-8(b), its view that the Proponent's submission failed to meet the requirements of that paragraph of the rule, and the requirement that those deficiencies be cured within 14 days of receipt of the Company's notice. *See* Exhibit B.
December 20, 2016	The Proponent informs the Company, via email, that "attached [is] the basic proof letter from our custodian bank, BNY Mellon. It is our understanding that this letter covers the SEC requirements of proof." Attached to this email is a copy of a letter from BNY Mellon to the Company, dated November 18, 2016 (the "***BNY Mellon Letter***"), which confirms that "76,163 shares [of the Company's common stock] were continuously held [by the Proponent] for the year prior to the date of the Proponent's filing [*i.e.*, November 18, 2016]." *See* Exhibit C.
January 3, 2017	The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without the Proponent submitting any additional proof of ownership to the Company.

II. SUMMARY OF THE PROPOSAL

On December 6, 2016, the Company received a letter from the Proponent, as co-sponsor, containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal requests disclosure of proxy voting policies and practices.

---

[1] Correspondence from other co-sponsors of the Proposal are not included in Exhibit A.

III. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proponent as a co-sponsor of the Proposal in its 2017 Proxy Materials in reliance on Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b), despite the Company's clear and timely notice of the Proposal's procedural deficiencies.

B. The Proponent May Be Excluded as a Co-Sponsor of the Proposal in Reliance on Rule 14a-8(f), as the Proponent Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company, which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***").

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. *See AT&T Inc.* (Dec. 16, 2010) (concurring with the exclusion of a co-sponsor where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); and *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010, which was one business day prior to the submission date).

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice. The Company received the Proposal on December 6, 2016, via email, without written proof of ownership. The Company gave notice to the Proponent within 14 days of the Company's receipt of the Proposal that the Proponent had not provided written proof of ownership as of the date the Proposal was submitted to the Company. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement";

- An explanation of what the Proponent should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in SLB 14F – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloadsimembership/directorics/dtc/alpha.pdr";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in the Company's proxy materials for the 2017 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 <u>and</u> SLB 14F.

In response to the Company's notice, the Proponent submitted via email the BNY Mellon Letter to the Company, providing proof of the Proponent's ownership of the Company's common stock as of November 18, 2016.

While Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal, the BNY Letter addressed the Proponent's holdings as of November 18, 2016 – a date that is 18 days prior to the date the Proponent submitted the Proposal to the Company, *i.e.*, December 6, 2016. SLB 14 and other Staff precedent make clear that any differences between the date of the shareholder's proof of ownership and the date of submission of a shareholder proposal will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b). SLB 14 contains the following example to demonstrate that point:

> "If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

The Staff has strictly applied the date of submission requirement in its no-action responses. *See, e.g., O'Reilly Automotive, Inc.* (Feb. 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one year verification was as of November 17, 2010 – a gap of two days); *Deere & Co.* (Nov. 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011 – a gap of three days); and *Verizon Communications Inc.* (Jan. 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010 – a gap of one day). *See also AT&T Inc.* and *Hewlett Packard Co.* discussed above.

The Proposal was submitted to the Company via email on December 6, 2016. The Proposal was not accompanied by written proof of ownership. *See* Exhibit A. Within 14 days of receipt of the Proposal, on December 20, 2016, the Company properly gave notice to the Proponent that it was not a record holder of at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted and that it had not provided proof of ownership as of the date the Proposal was submitted. The Company's notice further advised the Proponent that it must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit B. In response to the Company's notice, the Proponent submitted via email the BNY Mellon Letter to the Company, providing proof of the Proponent's ownership of the Company's common stock as of November 18, 2016. The Proponent's email indicated its belief that the BNY Mellon Letter satisfies its eligibility requirements under Rule 14a-8(b) to submit a shareholder proposal. *See* Exhibit C. However, the BNY Mellon Letter failed to satisfy the Proponent's eligibility requirements under Rule 14a-8(b) to submit a shareholder proposal because the letter addressed the Proponent's holdings as of a date 18 days prior to the date the Proposal was submitted to the Company. To date, the Proponent has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2017 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly omit the Proponent as a co-sponsor of the Proposal in its 2017 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proponent as a co-sponsor of the Proposal in its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proponent as one of the co-sponsors of the Proposal in its 2017 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Timothy Smith, Walden Asset Management
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: Morgan, Regina [mailto:rmorgan@bostontrust.com]
Sent: Tuesday, December 06, 2016 12:29 PM
To: Carpenter, Molly
Cc: jill.johnson@seattle.gove; Smith, Timothy
Subject: Re: JPMorgan Chase - City of Seattle Shareholder Resolution
Importance: High

Good Afternoon Ms. Carpenter,

On behalf of the City of Seattle, we are forwarding a shareholder resolution.

Please advise if there are any questions and if you require a hard copy.

Regards,
Regina

Regina R. Morgan
ESG Associate
Walden Asset Management | Boston Trust & Investment Management Company
One Beacon Street, 33rd Floor | Boston, Massachusetts 02108
Phone: 617.726.7259 | Fax: 617.227.2690
rmorgan@bostontrust.com | www.waldenassetmgmt.com | www.bostontrust.com

Since 1975, Walden Asset Management has specialized in managing portfolios for institutional and individual clients with a dual investment mandate: competitive financial returns and positive social and environmental impact. Walden is an industry leader in integrating ESG analysis into investment decision-making and company engagement to strengthen ESG performance, transparency and accountability. Walden is a division of Boston Trust & Investment Management Company, a PRI signatory.

This email is confidential and subject to important disclaimers and conditions including on offers for the purchase or sale of securities, accuracy and completeness of information, viruses, confidentiality, legal privilege, and legal entity disclaimers, available at http://www.jpmorgan.com/pages/disclosures/email

City of Seattle

Seattle City Employees' Retirement System
Board of Administration
Kenneth J. Nakatsu, Interim Executive Director

November 18, 2016

Ms. Mollie Carpenter
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Ms. Carpenter:

The Seattle City Employees' Retirement System holds at least 76,163 shares of JPMorgan Chase & Co. stock and stewards just over $2.4 billion in assets.

We are concerned about JPMorgan's proxy voting record on environmental and social issues, particularly on climate change. We believe a review of the proxy voting record of the bank is important. At present the bank votes against virtually all environmental and social issues while voting for a number of governance changes, a curious division in proxy voting.

Environmental and social issues have an impact on long term shareholder value and therefore a voting record against a whole range of social and environmental issues including climate is perplexing and troubling.

Therefore, we are co-filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of JPMorgan Chase shares.

We have been a continuous shareholder for more than one year holding over $2,000 of JPMorgan Chase & Co. shares and will continue to hold over $2,000 shares of JPMorgan Chase

City of Seattle

Seattle City Employees' Retirement System
Board of Administration
Kenneth J. Nakatsu, Interim Executive Director

stock through the next annual meeting. Verification of our ownership position will be provided by a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy any correspondence related to this matter to tsmith@bostontrust.com. or 617-726-7155 at Walden Asset Management. We hereby deputize Walden Asset Management to act on our behalf with regards to this resolution.

Sincerely,

Kenneth J. Nakatsu
Executive Director

PROXY VOTING REVIEW: JPMorgan Chase

JPMorgan Chase (JPM) is a global leader in the financial services industry with commendable policies and practices addressing environmental, social, and corporate governance (ESG) topics.

JPM's Environmental and Social Policy Framework states, "JPMorgan Chase recognizes that climate change poses global challenges and risks… We believe the financial services sector has an important role to play as governments implement policies to combat climate change, and that the trends toward more sustainable, low-carbon economies represent growing business opportunities."

As a lender, JPM reduced credit exposure to companies deriving a majority of revenues from extraction and sale of coal and limited project financing of new coal-fired power plants.

In one of many statements by global leaders highlighting climate risk, Mark Carney, Governor of the Bank of England stated "the combination of the weight of scientific evidence and the dynamics of the financial system suggest that, in the fullness of time, climate change will threaten financial resilience and longer-term prosperity."

JPM subsidiaries invest money on behalf of clients and, as fiduciaries, are responsible for recommending votes and voting proxies of public equities. Proxy voting is a primary mechanism for investors to express to management their opinions on many policies and practices.

J.P. Morgan Asset Management is a member of the Principles for Responsible Investment, a global network of investors and asset owners representing approximately $62 trillion in assets. One of the Principles encourages investors to vote conscientiously on ESG issues.

JPMorgan Asset Management focuses appropriately on clients' economic interests in voting proxies and frequently votes for important governance reforms proposed by shareholders believing these issues affect shareholder value.

Yet JPM's recent public proxy voting record reveals votes against virtually all shareholder resolutions on climate change (except the few supported by management), such as requests for enhanced disclosure or adoption of greenhouse gas reduction goals, even when independent experts find a strong business case for support.

In contrast, funds managed by investment firms such as AllianceBernstein, Morgan Stanley, Neuberger Berman, and Wells Fargo supported the majority of these resolutions. Goldman Sachs, MFS Investment Management, and State Street Global Advisors also voted for many climate change resolutions.

JPM's voting practices appear inconsistent with its policies and statements addressing climate change and pose reputational risk for the company. Moreover, proxy voting practices that ignore climate change fail to recognize significant company-specific and economy-wide risks associated with negative impacts of climate change. For example, corporations that effectively address climate issues impacting their businesses are protecting long-term shareholder value.

Thus we believe it is JPMorgan Asset Management’s fiduciary duty to review how climate change impacts our economy and portfolio companies and evaluate how shareholder resolutions on climate may impact long-term shareholder value as they vote proxies.

Resolved: Shareowners request that the Board of Directors initiate a review and issue a report on our proxy voting policies and practices related to climate change prepared at reasonable cost and omitting proprietary information.

Exhibit B

From:	Corporate Secretary
To:	"rmorgan@bostontrust.com"; "jill.johnson@seattle.gove"
Cc:	Carpenter, Molly; Scott, Linda E; Caracciolo, Irma R.; "tsmith@bostontrust.com"
Subject:	JPMC - Shareholder Proposal (Seattle City Employees Retirement System)
Attachments:	SH Acknowledgement - Proxy Vote Review - Seattle City - deficiency.pdf Rule 14a-8.pdf Staff Legal Bulletin 14F.PDF

Dear Ms. Morgan
Attached is a copy of our letter regarding the shareholder proposal forwarded by you on behalf of Seattle City Employees' Retirement System for inclusion in the proxy materials relating to JPMC's 2017 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

JPMorgan Chase |Office of the Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | F: 212-270-4240 | F: 646-534-2396| corporate.secretary@jpmchase.com

JPMORGAN CHASE & CO.

Molly Carpenter
Corporate Secretary
Office of the Secretary

December 20, 2016

VIA EMAIL & OVERNIGHT DELIVERY

Mr. Kenneth J. Nakatsu
Seattle City Employees' Retirement System
720 Third Avenue, Suite 900
Seattle, WA 98104

Dear Mr. Nakatsu:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received from Seattle City Employees' Retirement System (the "Proponent") via email on December 7, 2016, the shareholder proposal regarding proxy voting review (the "Proposal") for consideration at JPMC's 2017 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from the Proponent that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that you submitted the Proposal on December 7, 2016, via email.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 7, 2016), the Proponent continuously held the requisite number of JPMC shares for at least one year.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2017 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017, or via email to corporate.secretary@jpmchase.com.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Timothy Smith, Walden Asset Management

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Rule 14a-8 –– Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company’s proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

> Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
>
> Common errors shareholders can avoid when submitting proof of ownership to companies;
>
> The submission of revised proposals;
>
> Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
>
> The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

> **1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

> **2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

> **3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as

compared to “beneficial owner” and “beneficial ownership” in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 (“The term ‘beneficial owner’ when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.”).

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in “fungible bulk,” meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] (“Net Capital Rule Release”), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company’s non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder’s broker is an introducing broker, the shareholder’s account statements should include the clearing broker’s identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company’s receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Exhibit C

From:	Johnson, Jill
To:	Corporate Secretary
Subject:	RE: JPMC - Shareholder Proposal (Seattle City Employees Retirement System)
Date:	Wednesday, December 21, 2016 1:22:50 PM
Attachments:	JPM CFM LTR.pdf

Here is a copy separated from a similar letter to BlackRock, which the version I sent yesterday included.

Jill Johnson
Investment Strategic Advisor
Seattle City Employees' Retirement System
720 Third Avenue, Suite 900
Seattle, WA 98104

Direct: 206.615.1429
Fax: 206.386.1506
Jill.Johnson@seattle.gov

From: Johnson, Jill
Sent: Tuesday, December 20, 2016 2:44 PM
To: 'corporate.secretary@jpmchase.com' <corporate.secretary@jpmchase.com>
Subject: RE: JPMC - Shareholder Proposal (Seattle City Employees Retirement System)

Hello Irma,

Please find attached the basic proof letter from our custodian bank, BNY Mellon. It is our understanding that this letter covers the SEC requirements of proof. Please clarify if you desire any additional information.

Best regards,

Jill

PS Please remove the last "e" from the email address you used for me in your email below. Jill.johnson@seattle.gov is correct

Jill Johnson
Investment Strategic Advisor
Seattle City Employees' Retirement System
720 Third Avenue, Suite 900
Seattle, WA 98104

Direct: 206.615.1429
Fax: 206.386.1506
Jill.Johnson@seattle.gov

From: Corporate Secretary [mailto:corporate.secretary@jpmchase.com]
Sent: Tuesday, December 20, 2016 4:12 PM
To: Morgan, Regina; 'jill.johnson@seattle.gove'
Cc: Carpenter, Molly; Scott, Linda E; Caracciolo, Irma R.; Smith, Timothy
Subject: JPMC - Shareholder Proposal (Seattle City Employees Retirement System)

Dear Ms. Morgan
Attached is a copy of our letter regarding the shareholder proposal forwarded by you on behalf of Seattle City Employees' Retirement System for inclusion in the proxy materials relating to JPMC's 2017 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

JPMorgan Chase |Office of the Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | F: 212-270-4240 | F: 646-534-2396| corporate.secretary@jpmchase.com transmitted over a public network. Boston Trust & Investment Management Company Walden Asset Management BTIM, Inc.

City of Seattle

Seattle City Employees' Retirement System
Board of Administration
Kenneth J. Nakatsu, Interim Executive Director

November 18, 2016

Ms. Mollie Carpenter
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue, 38th floor
New York, NY 10017

Dear Ms. Carpenter:

The Seattle City Employees' Retirement System holds at least 76,163 shares of JPMorgan Chase & Co. stock and stewards just over $2.4 billion in assets.

We are concerned about JPMorgan's proxy voting record on environmental and social issues, particularly on climate change. We believe a review of the proxy voting record of the bank is important. At present the bank votes against virtually all environmental and social issues while voting for a number of governance changes, a curious division in proxy voting.

Environmental and social issues have an impact on long term shareholder value and therefore a voting record against a whole range of social and environmental issues including climate is perplexing and troubling.

Therefore, we are co-filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of JPMorgan Chase shares.

We have been a continuous shareholder for more than one year holding over $2,000 of JPMorgan Chase & Co. shares and will continue to hold over $2,000 shares of JPMorgan Chase

City of Seattle

Seattle City Employees' Retirement System
Board of Administration
Kenneth J. Nakatsu, Interim Executive Director

stock through the next annual meeting. Verification of our ownership position will be provided by a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy any correspondence related to this matter to tsmith@bostontrust.com. or 617-726-7155 at Walden Asset Management. We hereby deputize Walden Asset Management to act on our behalf with regards to this resolution.

Sincerely,

Kenneth J. Nakatsu
Executive Director

City Employees' Retirement System, 720 Third Avenue, Suite 900, Seattle, WA 98104
Tel: (206) 386-1293, Fax: (206) 386-1506, Toll Free: (877) 865-0079

BNY MELLON

November 18, 2016

RE: **Seattle City Employees' Retirement System (SCERS)**
SR5F Rhumbline Russell 1000 Account ***FISMA & OMB Memorandum M-07-16*** **- JP Morgan Chase & Company**

To Whom It May Concern:

This letter is in response to Seattle City Employees' Retirement System's request for proof of ownership of the shares of JP Morgan Chase & Company held in the Rhumbline account for the Seattle City Employees' Retirement System.

As of October 31, 2015, the Rhumbline portfolio held 76,163 shares of JP Morgan Chase & Company. Since October 31, 2015 to November 11, 2016, additional shares of JP Morgan Chase & Company have been purchased and the total shares currently held are 87,663. Therefore, 76,163 shares were continuously held for the year prior to the date of Seattle City Employees' Retirement System's filing.

This security is currently held by The Bank of New York Mellon for Seattle City Employees' Retirement System at the Depository Trust Company.

Should you have any questions, please contact me at 412.234.8014.

Best regards,

Nina Caruso
Vice President, Service Director
BNY Mellon Asset Servicing
BNY Mellon Center, Suite 4040
Pittsburgh, PA 15258